Methven & Associates
Professional Corporation

Bruce E. Methven

Of Counsel:
Kristin Castle
Jamin Horn

Attorneys
2232 Sixth Street
Berkeley, California 94710

E-mail   jhorn@MethvenLaw.com
Web site   www.MethvenLaw.com

Telephone
(510) 649-4019

Fax
(510) 649-4024

August 19, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Sonasoft Corp. Request for Acceleration

Attention:Barbara C. Jacobs, Assistant Director
            Matthew Crispino, Staff Attorney

Re: Sonasoft, Corp..
            Registration Statement Under Regulation A
            File No. 024-10327
            REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Jacobs:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sonasoft, Corp. (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement under Regulation A as amended (the "Registration Statement"), so that it may become effective at 4:00 p.m. Eastern Daylight Time on August 25, 2014, or as soon as practicable thereafter.

The Registrant hereby authorizes Jamin P. Horn of Methven & Associates, PC, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Horn at (510) 649-4019 or in his absence Bruce Methven at the same number. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Mr. Horn via email at jhorn@methvenlaw.com or via fax at (510) 649-4024.

Very truly yours,



Jamin P. Horn